THE SOURLIS LAW FIRM

Virginia K. Sourlis, Esq., MBA*	The Galleria
Philip Magri, Esq.+	2 Bridge Avenue
Joseph M. Patricola, Esq.*+#	Red Bank, New Jersey 07701
(732) 530-9007 Fax (732) 530-9008
www.SourlisLaw.com
* Licensed in NJ	Virginia@SourlisLaw.com
+ Licensed in NY
# Licensed in DC

March 4, 2009

VIA EDGAR CORRESPONDENCE

Division of Corporate Finance
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F Street N.E.
Washington, D.C. 20005
Attn:    Sasha Singh Parikh
     Staff Accountant

Re:          Prevention Insurance.com, Inc.
                                Item 4.01 Form 8-K Filed February 25, 2009
File No.:  0-32389

Dear Ms. Parikh:

Below please find our comments to the Staff’s letter, dated February 27, 2009, to our client, Prevention Insurance.com, Inc., regarding the above-captioned matter.  Please be advised that simultaneously with the delivery of this letter, we have filed Amendment No. 2 to the Company’s Current Report on Form 8-K.  Also, accompanying this letter is Company’s certification per the Staff’s comment letter.

Please do not hesitate to contact me if you have any questions regarding this matter.

Very truly yours,

The Sourlis Law Firm
/s/ Virginia K. Sourlis, Esq.
Virginia K. Sourlis, Esq.

Item 4.01 8-K Filed February 27, 2009

1.	In your first paragraph, please revise the word “terminate” in your second sentence to “dismissed” in order to be consistent throughout the filing.

Per Comment #1, we have revised the word “terminate” in the second sentence to “dismissed” in order to be consistent throughout the filing.

2.
 In your third paragraph, please revise to (a) specify the past two years audited by Keeton as “years audited” is vague and (b) the period “through the date dismissal” as the “interim period through February 25, 2009.

Per Comment #1, we have made these changes.

3.
State whether the principal accountant’s report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles and also describe the nature of each such adverse opinion, disclaimer of opinion, modification or qualification.

Per Comment #2, we have disclosed the following:

During the fiscal years ended April 30, 2007 and April 30, 2008 audited by Keeton, Keeton expressed its doubt as to the Company’s ability to continue as a going concern due to the fact that the Company did not have any continuing sources of revenue. Keeton’s reports on the financial statements for either of the past two years did not contain an adverse opinion or a disclaimer of opinion nor was qualified or modified as to uncertainty, audit scope, or accounting principles.

4.
With regards to the engagement of Conner & Associates, PC, please clarify in the sixth paragraph the periods for which your disclosure is representing.  Refer to paragraph (a)(2) in Item 304 of Regulation S-K.

Per Comment #4, we have made the disclosures.

CERTIFICATE

I, Alan P. Donenfeld, the Chief Executive Officer and Chief Financial Officer (Principal Executive Officer and Principal and Financial/Accounting Officer) and sole Director, of Prevention Insurance.com, Inc. (the “Company”), hereby acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the Company’s Amendment No.2 to its Current Report on Form 8-K;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

IN WITNESS WHEREOF, the undersigned has executed this Certificate this 4th day of March 2009.

/s/ Alan Donenfeld
Alan Donenfeld Chief Executive Officer Chief Financial Officer Sole Director of Prevention Insurance.com, Inc. (Principal Executive Officer) (Principal Financial and Accounting Officer)